Cue Energy Resources Limited

A.B.N. 45 066 383 971


05005953

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

4 February 2005


SEC MAIL PROCESSING
RECEIVED
FEB 15 2005
WASH. D.C. 213 SECTION

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,



Andrew M Knox
Public Officer

Enc.



PROCESSED

FEB 22 2005

THOMSON
FINANCIAL

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Sales and Purchase Agreement for Maari Field Purchase Signed

Cue is please to announce that all parties to the transaction have signed the Sale and Purchase Agreement for the purchase by Cue of Delta Oil Taranaki Pty Ltd's 5% interest in PEP 38413, the permit that contains the Maari oil field in the offshore Taranaki Basin, New Zealand. The purchase is conditional, interalia, on required government and joint venture approvals.

It is expected, that subject to receipt of these approvals, settlement of the purchase will occur in the first week of March 2005.

The PEP 38413 opportunity was introduced to Cue by Patersons Securities Limited, who acted as corporate finance advisor throughout the transaction.

Current participants in PEP 38413 are:

OMV Group	69% (Operator)
Todd Petroleum Mining Company Limited	16%
Horizon Oil	10%
Delta Oil Taranaki Pty Limited (interest to be acquired by Cue).	5%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.



Robert J Coppin
Chief Executive Officer

4 February 2005